Mail Stop 3-8


										April 13, 2005

By Facsimile and U.S. Mail


Mr. Bruce S. MacDonald
Chief Financial Officer
Vermont Pure Holdings, LTD
P.O. Box 536
45 Krupp Drive
Williston, Vermont 05495


		RE:	Form 10-K, for the year ended October 31, 2004
			Filed January 31, 2005

			Form 10-Q, for the period ended January 31, 2005
			Filed March 17, 2005
			File No.  0-31797

Dear Mr. MacDonald:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future periodic filings, as applicable.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 21

2. Please disclose the significant financial covenants under your loan agreements here and in the footnotes to your financial statements. Refer to paragraphs 18-19 of SFAS 5.

Critical Accounting Policies, page 24

3. Please consider revising this section to discuss the judgments and assumptions involved in your calculation of stock based compensation expense under SFAS 123 and to discuss the sensitivity of the calculated compensation expense to changes in your assumptions. We also believe that the significant fluctuations in your volatility assumption year over year should be discussed herein. We note that such discussion will become even more important upon adoption of SFAS
123R.

Item 9A.  Controls and Procedures, page 26

4. Please disclose in future filings the information required by Item
308(c) of Regulation S-K with respect to changes in your internal controls over financial reporting. Please also confirm to us supplementally that there were no changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal control over financial reporting that occurred during the last fiscal quarter covered by the annual report.

Notes to Consolidated Financial Statements

General

5. Please disclose, in more detail, the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

6. Please provide the applicable disclosures with respect to your water cooler and coffee brewer leasing arrangements required by paragraph 23 of SFAS 13, including a general description of your
leasing arrangements.    Also, please revise your revenue
recognition
policy to ensure you address revenues related to these equipment leasing activities. Show us supplementally how the revised disclosures will read in future filings.

Note 2.  Significant Accounting Policies

Note H.  Advertising Expenses, page F-10

7. Please tell us in detail how you meet the criteria in paragraph
33
of SOP 93-7 for capitalization of the cost of Yellow Pages advertising. In your response, please tell us specifically how you considered paragraphs 34-38 of SOP 93-7 in concluding that you meet the criteria for capitalization of these costs. Also refer to the
Section I.B. of the Division of Corporate Finance`s "Frequently Requested Accounting and Financial Reporting Interpretations and Guidance" issued March 31, 2001 (available on our web site at www.sec.gov) and address how the costs of Yellow Pages advertising meet criteria (a), (b), and (d) discussed therein.

Shipping and handling costs, page F-11

8. Please clarify if you include shipping and handling costs related
to your Home and Office delivery business as a component of
selling,
general and administrative expenses. Additionally, clarify how amounts billed to customers for shipping and handling are classified related to your Home and Office delivery business.  See paragraph
5
and 6 of EITF 00-10.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781 or, in his absence, to Robyn Manuel at (202) 942-7786, or me at
(202)
942-2905.
							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief
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April 13, 2005
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